Exhibit 99.1


Trustma

2003 GULF SOUTH BANK CONFERENCE

New Orleans, Louisiana

May 6, 2003

Forward Looking Statements

This presentation may contain forward looking statements within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward looking statement encompasses any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein, as well as the management assumptions underlying those forward looking statements. Such statements include, but may not be limited to effects of changes in interest rates on earnings. Factors that might cause future results to differ from such forward looking statements are described in Trustmark's filings with the Securities and Exchange Commission. Trustmark undertakes no obligation to update or revise any of this information, whether as the result of new information, future events or developments, or otherwise.

Company Vision and Mission

OUR VISION…..

is to be a premier financial services company in our marketplace.

OUR MISSION…..

is to achieve outstanding customer satisfaction by providing banking, investment and insurance solutions through superior sales and service, utilizing excellent people, teamwork and diversity, while meeting our corporate financial goals.

2002 Corporate Profile

Trustmark is an integrated provider of banking and financial solutions:

- $434 million in revenue
- $121 million in net income
- 17.93% ROE
- 9.52% Equity to Assets
- 1.77% ROA
- $1.5 billion market cap
- Investment Ratings: Moody's: A3, S&P: BBB+
- Proven financial results

FINANCIAL PERFORMANCE



Financial Performance

Basic Earnings and Dividends Per Share


1997-2002 CAGR
2001-2002 CAGR
Earnings Per Share 14.8% 13.4%
Dividends Per Share 16.4% 10.7%
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.98
$0.29
$1.14
$0.35
$1.36
$0.44
$1.50
$0.51
$1.72
$0.56
$1.95
$0.62
1997
1998
1999
2000
2001
2002

Financial Performance

Return on Average Equity



18.00%
17.00%
16.00%
15.00%
14.00%
13.00%
12.00%
12.67%
13.53%
14.93%
15.68%
16.98%
17.93%
1997
1998
1999
2000
2001
2002

Financial Performance

Total Revenue *($ in thousands)*

	1997-2002 CAGR	2001-2002 CAGR
Non-Interest Income	**14.1%**	**7.5%**
Net-Interest Income	**7.4%**	**9.5%**
Total Revenue	**9.4%**	**8.8%**


$450,000
$350,000
$250,000
$150,000
$50,000
$277,429
$73,424
26.5%
$204,005
73.5%
$313,810
$86,990
27.7%
$226,820
72.3%
$344,345
$101,943
29.6%
$242,402
70.4%
$357,520
$124,540
34.8%
$232,980
65.2%
$398,894
$131,990
33.1%
$266,904
66.9%
$434,056
$141,870
32.7%
$292,186
67.3%
1997
1998
1999
2000
2001
2002

Financial Performance

Efficiency Ratio



60.00%
58.00%
56.00%
54.00%
52.00%
50.00%
58.68%
55.55%
52.82%
52.67%
53.43%
51.63%
1997
1998
1999
2000
2001
2002

Financial Performance

Credit Quality *($ in millions)*



$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$64.1
$66.2
$65.9
$65.9
$75.5
$74.8
$16.6
$15.1
$18.7
$18.2
$42.0
$37.9
1997
1998
1999
2000
2001
2002
Allowance for loan and lease losses (ALLL)
Non-Performing Assets (NPA)

	1997	1998	1999	2000	2001	2002
NPA/Total Loans + ORE	0.56%	0.41%	0.46%	0.44%	0.93%	0.82%
Net Charge Offs/Total Loans	0.18%	0.21%	0.24%	0.26%	0.35%	0.33%

Financial Performance

Net Income *($ in millions)*



$130.0
$120.0
$110.0
$100.0
$90.0
$80.0
$70.0
$60.0
1997-2002 CAGR
2001-2002 CAGR
Net Income
11.2%
8.8%
$71.1
$83.3
$98.0
$101.7
$111.3
$121.1
1997
1998
1999
2000
2001
2002

Financial Performance

Return on Average Assets



1.80%
1.70%
1.60%
1.50%
1.40%
1.30%
1.34%
1.41%
1.49%
1.50%
1.59%
1.77%
1997
1998
1999
2000
2001
2002

Geographic Banking Franchise

Total Loans as of December 31, 2002 *($ in millions)*

Total Loans
$ 4,617



Other MSAs
3.3%
$154
Hattiesburg MSA
6.8%
$314
Non-Metro Markets
28.0%
$1,292
Memphis MSA
13.9%
$642
Jackson MSA
48.0%
$2,215

Loan Composition

As of December 31, 2002 *($ in millions)*

Total Loans:
$ 4,617



Consumer
18.0%
$833
State/Political Subs
3.5%
$163
Other
2.2%
$104
Construction
6.2%
$285
1-4 Family
29.0%
$1,331
Non Farm - Non Residential
20.0%
$924
Loans Held for Sale
4.3%
$200
Commercial & Industrial
16.8%
$777

Geographic Banking Franchise

Total Deposits as of December 31, 2002 *($ in millions)*

Total Deposits:
$ 4,686



Non-Metro Markets
34.2%
$1,604
Hattiesburg MSA
3.7%
$173
Memphis MSA
14.2%
$665
Jackson MSA
47.9%
$2,244

Deposit Composition

Total Deposits as of December 31, 2002 *($ in millions)*


Total Deposits:
$ 4,686
CDs
37.3%
$1,749
Savings
15.9%
$744
Interest Bearing
Transactions
20.1%
$942
Non Interest
Bearing DDAs
26.7%
$1,251

Financial Performance

2002 Revenue by Line of Business *($ in millions)*

Total Revenue:
$434 million



Investment
5.9%
$25.5
Treasury
14.2%
$61.6
Commercial
11.5%
$50.0
Insurance
3.4%
$14.8
Mortgage
11.7%
$51.0
Consumer Non Branch
5.4%
$23.5
Consumer Branch
47.9%
$207.6

Economic Development

Nissan Motor Plant

- Nissan selected Mississippi for $930 million manufacturing facility in November 2000; announced $500 million expansion in June 2002
- Construction of the 400,000 unit plant, located 15 miles north of Jackson, is on schedule with production to begin in spring 2003
- Full-size truck, SUV, minivan and Altima to be produced from 3.5 million sq. ft. plant
- 3,000 construction workers employed
- Plant payroll will initially be 3,300 in 2003 before expanding to 5,300 in 2004
- Nissan's annual payroll is an estimated $166 million in 2003
- Nissan estimates 6 spin-off jobs for each job at plant (19,800 to 31,800)


NISSAN
MISSISSIPPI
USA

KEY INITIATIVES



Key Initiatives
Corporate Governance Overview

- Enhanced Governance Structure
  - *Formal Division of Boards (2)*
  - *Revised Committee Structure*
- Developed Board and Committee Mission Statements
- Established Director Competencies and Accountabilities

Key Initiatives

Corporate Governance Structure


Trustmark
Board of Directors
Audit & Finance
Executive
Human Resources
Nominating
Strategic Planning

Key Initiatives
Branding

Trustmark

Banking and Financial Solutions

People you trust. Advice that works.

Key Initiatives
Associate Development

- Comprehensive redesign of compensation and benefits rewards strategy
- Redesign of training curriculum to include both classroom and web-based training
- Significant investment in Financial Services and Leadership education programs for associates

Key Initiatives
Technology

- **Credit Process Redesign**
  - Developed to enhance customer satisfaction, streamline credit processes, and support loan growth
  - Installing new consumer and business origination and underwriting systems
    - (B2B and Appro)
  - Installing new loan documentation system
    - (LaserPro)
- **Check Image Capture and Archive**
  - Delivering check images in statements since mid 1990's
  - Building check image archive
  - Deliver check images to customer via internet banking platform in Fall 2003
- **Integrated Channel Delivery**
  - Existing Internet banking package to be replaced by S1 and CheckFree; will include loan and credit card information
  - New platform available in Fall 2003

Key Initiatives
Mergers and Acquisitions

- Completion of Chandler-Sampson Insurance Agency Merger
- Focused expansion program in higher growth markets

Financial Contacts

Zach Wasson
Executive Vice President &
Chief Financial Officer

800-844-2000 (6816)
601-208-6816
email: zwasson@trustmark.com
fax: 601-208-7966

Joseph Rein
First Vice President
Corporate Planning

800-844-2000 (6898)
601-208-6898
email: jrein@trustmark.com
fax: 601-208-7966